Exhibit 7



            AMENDMENT TO THE EARTH TECHNOLOGY CORPORATION (USA)
                            DIRECTOR OPTION PLAN

               The Board of Directors has adopted an amendment ("Amendment") to The Earth Technology Corporation (USA) Director Option Plan (the "Director Option Plan"), which provides for an increase in the total number of shares of Earth Technology Common Stock subject to the Director Option Plan from 100,000 shares to 200,000 shares. The text of the amendment to the Director Option Plan is attached hereto as Annex F. The terms of the Director Option Plan require stockholder approval of the Amendment.

               The Board of Directors has adopted the Amendment as part of its policy to attract and retain directors with experience and ability. Incentive stock option plans such as the Director Option Plan are an important part of this policy, and increasing the number of shares available for issuance under the plan will provide Earth Technology with greater flexibility in carrying out this policy. The Board believes that the Amendment reflects the best interests of Earth Technology and recommends its approval by stockholders.

               The summary that follows is subject to the actual terms of the Director Option Plan, as amended.

The Director Option Plan


               The Director Option Plan provides for the granting of NSOs. Unless the Director Option Plan is earlier terminated by the Board, no option may be granted under the Director Option Plan after January 1, 1999.

               The Director Option Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), nor is the Director Option Plan a qualified plan within the meaning of
Section 401(a) of the Code.

Director Option Plan Administration

               The Director Option Plan is administered by a committee consisting of three or more persons appointed by Earth Technology's Board of Directors. The committee has the power to interpret the Director Option Plan, and all determinations made by it shall be final and binding.

Securities Subject to the Director Option Plan

               Following the Amendment, the Director Option Plan will cover 200,000 shares of authorized but unissued shares of Earth Technology Common Stock.

               The Director Option Plan provides that, in the event of changes in the Earth Technology Common Stock by reason of a merger, reorganization, consolidation, recapitalization, common stock dividend, stock split or similar change, the committee will make appropriate adjustments in the aggregate number of shares under the Director Option Plan and in the number of shares and price per share of Earth Technology Common Stock subject to outstanding options.


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Eligibility

               Directors who are not employees of Earth Technology or any of its subsidiaries are eligible to participate in the Director Option Plan.

Option Grants

               Options are granted automatically each quarter to any eligible director in lieu of 100 percent of the retainer fees earned by the director. The number of shares granted is calculated by dividing (A) the amount of the quarterly retainer, by (B) 75 percent of the fair market value of Earth Technology Common Stock on the date of grant.

Exercise of Options

               The purchase price of stock purchased pursuant to the exercise of an NSO will be 25 percent of the fair market value of Earth Technology Common Stock on the date the option is granted and may be adjusted in accordance with the antidilution provisions described in "Securities Subject to the Director Option Plan." Upon the exercise of any option, the purchase price must be fully paid in cash.

               Options become exercisable on the first day of the calendar year following the date of grant, except that all options held by a director shall become immediately exercisable upon termination for any reason, including retirement, death or disability. Options terminate upon the expiration of 10 years from the date of grant.

Restrictions on Transfer and Assignment

               Options granted under the Director Option Plan may not be transferred or assigned otherwise than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined in ERISA or the Code.

Amendment; Termination

               The Board of Directors of Earth Technology may terminate or amend the Director Option Plan at any time, except that stockholder approval is required for any amendment to (i) change the description of the class of directors eligible to receive options, or (ii) materially increase the benefits accruing to participants under the Director Option Plan.

Certain Federal Income Tax Effects

               The following discussion of certain relevant federal income tax effects applicable to options granted under the Director Option Plan is a summary only, and reference is made to the Code, for a complete statement of all relevant federal tax provisions. It is recommended that holders of options consult their tax advisers at the time of grant, upon exercise of any such option and before disposing of any shares of common stock acquired upon the exercise thereof.



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               A participant will not recognize income at the time of the grant of an NSO. Generally, upon exercise of the NSO, recognition of income by the participant, and the corresponding deduction by Earth Technology, should be postponed during the period ending on the earlier of
(i) the expiration of 6 months following the date of exercise, or (ii) the first day on which the sale of the shares acquired upon exercise of the NSO at a profit will not subject the person to suit under Section 16(b) of the Exchange Act, unless an election is made under Section 83(b) of the Code.
In the event that the recognition of income is so postponed, dividends and other distributions paid to the participant during such period on the Earth Technology Common Stock acquired pursuant to such NSO will be ordinary income to the participant and a deductible expense for Earth Technology, the participant will recognize ordinary income on the date of the termination of such period equal to the amound by which the fiar market value of such Earth Technology Common Stock on such date exceeds the exercise price, and Earth Technology will then be entitled to a corresponding tax deduction. In the event that an election is made under Section 83(b) with respect to the shares of Earth Technology Common Stock acquired upon the exercise of the NSO, the participant will recognize income at the time of the exercise equal to the excess of the fair market value of the shares of Earth Technology Common Stock so acquired (taking into account in determining such fair market value only restrictions that by their terms will never lapse) over the amount, if any, paid for such shares and Earth Technology will be entitled to a corresponding deduction. No further income will be recognized by the participant and no further deduction will be recognized by Earth Technology upon the subsequent expiration of the Section 16(b) restrictions on such shares.

               Upon a subsequent sale of the shares of Earth Technology Common Stock, the participant will recognize a capital gain or loss, provided that such shares are held by the participant as capital assets, and Earth Technology will realize no further deduction.

               The following table sets forth the number of unexercised stock options outstanding under the Director Option Plan as of August 26, 1994.

          Name                               Options Outstanding
          ----                               -------------------

All current directors (who are                    25,632
not executive officers) as a group

               The Board of Directors unanimously recommends that stockholders vote FOR approval and adoption of the amendment to the Director Option Plan.



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